Condensed Consolidated Statements of Earnings (Loss)
(in millions of Canadian dollars except per share amounts)

	3 months ended June 30		6 months ended June 30
Unaudited	2020	2019	2020	2019

Revenues (Note 4)	437	497	1,043	1,145
Fuel, carbon compliance and purchased power (Note 5)	151	177	389	543
Gross margin	286	320	654	602
Operations, maintenance and administration (Note 5)	112	130	240	234
Depreciation and amortization	163	143	319	288
Asset impairment (reversal) (Note 1B)	32	—	(9)	—
Taxes, other than income taxes	8	8	17	15
Net other operating income	(10)	(12)	(20)	(22)
Operating income (loss)	(19)	51	107	87
Finance lease income	1	1	2	3
Net interest expense (Note 6)	(57)	(56)	(119)	(106)
Foreign exchange gain (loss)	23	(8)	4	(9)
Other losses	—	(12)	—	(12)
Loss before income taxes	(52)	(24)	(6)	(37)
Income tax recovery (Note 7)	(17)	(50)	(15)	(33)
Net earnings (loss)	(35)	26	9	(4)

Net earnings (loss) attributable to:
TransAlta shareholders	(50)	10	(13)	(55)
Non-controlling interests (Note 8)	15	16	22	51
	(35)	26	9	(4)

Net earnings (loss) attributable to TransAlta shareholders	(50)	10	(13)	(55)
Preferred share dividends (Note 16)	10	10	20	10
Net loss attributable to common shareholders	(60)	—	(33)	(65)
Weighted average number of common shares outstanding in the period (millions)	276	284	276	284
Net loss per share attributable to common shareholders, basic and diluted	(0.22)	—	(0.12)	(0.23)

See accompanying notes.

TRANSALTA CORPORATION F1

Condensed Consolidated Statements of Comprehensive Income (Loss)
(in millions of Canadian dollars)

	3 months ended June 30		6 months ended June 30
Unaudited	2020	2019	2020	2019
Net earnings (loss)	(35)	26	9	(4)
Other comprehensive income (loss)
Net actuarial losses on defined benefit plans, net of tax(1)	(21)	(17)	(15)	(36)
Gains (losses) on derivatives designated as cash flow hedges, net of tax(2)	(4)	(3)	5	—
Total items that will not be reclassified subsequently to net earnings	(25)	(20)	(10)	(36)
Gains (losses) on translating net assets of foreign operations, net of tax(3)	(29)	(33)	67	(54)
Gains (losses) on financial instruments designated as hedges of foreign operations, net of tax(3)	18	12	(23)	20
Gains (losses) on derivatives designated as cash flow hedges, net of tax(4)	41	46	55	(5)
Reclassification of gains on derivatives designated as cash flow hedges to net earnings, net of tax(5)	(24)	(29)	(49)	(8)
Total items that will be reclassified subsequently to net earnings	6	(4)	50	(47)
Other comprehensive income (loss)	(19)	(24)	40	(83)
Total comprehensive income (loss)	(54)	2	49	(87)

Total comprehensive income (loss) attributable to:
TransAlta shareholders	(41)	22	37	(103)
Non-controlling interests (Note 8)	(13)	(20)	12	16
	(54)	2	49	(87)
(1) Net of income tax recovery of $7 million and $5 million for the three and six months ended June 30, 2020 (2019 - $1 million and $8 million recovery).
(2) Net of income tax expense of nil and $1 million for the three and six months ended June 30, 2020 (2019 - $1 million and $1 million expense).
(3) No income tax expense was recorded for the three and six months ended June 30, 2020 or 2019.
(4) Net of income tax expense of $11 million and $16 million for the three and six months ended June 30, 2020 (2019 - $13 million expense and $1 million recovery).
(5) Net of reclassification of income tax expense of $6 million and $13 million for the three and six months ended June 30, 2020 (2019 - $8 million and $2 million expense).

See accompanying notes.

TRANSALTA CORPORATION F2

Condensed Consolidated Statements of Financial Position
(in millions of Canadian dollars)

Unaudited	June 30, 2020	Dec. 31, 2019
Cash and cash equivalents	257	411
Restricted cash	16	32
Trade and other receivables	428	462
Prepaid expenses	48	19
Risk management assets (Note 9 and 10)	275	166
Inventory (Note 11)	297	251
	1,321	1,341
Assets held for sale (Note 3D)	97	—
Long-term portion of finance lease receivables	168	176
Risk management assets (Note 9 and 10)	664	640
Property, plant and equipment (Note 12)
Cost	13,526	13,395
Accumulated depreciation	(7,590)	(7,188)
	5,936	6,207
Right of use assets	151	146
Intangible assets (Note 3C)	341	318
Goodwill	465	464
Deferred income tax assets	34	18
Other assets	193	198
Total assets	9,370	9,508

Accounts payable and accrued liabilities	401	413
Current portion of decommissioning and other provisions	67	58
Risk management liabilities (Note 9 and 10)	109	81
Current portion of contract liabilities	1	1
Income taxes payable	21	14
Dividends payable (Note 15 and 16)	38	37
Current portion of long-term debt and lease obligations (Note 13)	513	513
	1,150	1,117
Credit facilities, long-term debt and lease obligations (Note 13)	2,600	2,699
Exchangeable securities (Note 14)	328	326
Decommissioning and other provisions (Note 1B)	461	488
Deferred income tax liabilities	451	472
Risk management liabilities (Note 9 and 10)	56	29
Contract liabilities	14	14
Defined benefit obligation and other long-term liabilities	319	301
Equity
Common shares (Note 15)	2,944	2,978
Preferred shares	942	942
Contributed surplus	32	42
Deficit	(1,499)	(1,455)
Accumulated other comprehensive income	504	454
Equity attributable to shareholders	2,923	2,961
Non-controlling interests (Note 8)	1,068	1,101
Total equity	3,991	4,062
Total liabilities and equity	9,370	9,508
Significant and subsequent events (Note 3)
Commitments and contingencies (Note 17)
 See accompanying notes.

TRANSALTA CORPORATION F3

Condensed Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

Unaudited					Accumulated other comprehensive income		Attributable to non-controlling interests
6 months ended June 30, 2020	Common shares	Preferred shares	Contributed surplus	Deficit		Attributable to shareholders		Total
Balance, Dec. 31, 2019	2,978	942	42	(1,455)	454	2,961	1,101	4,062
Net earnings (loss)	—	—	—	(13)	—	(13)	22	9
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and of tax	—	—	—	—	44	44	—	44
Net gains on derivatives designated as cash flow hedges, net of tax	—	—	—	—	11	11	—	11
Net actuarial losses on defined benefits plans, net of tax	—	—	—	—	(15)	(15)	—	(15)
Intercompany FVOCI investments	—	—	—	—	10	10	(10)	—
Total comprehensive income (loss)	—	—	—	(13)	50	37	12	49
Common share dividends	—	—	—	(23)	—	(23)	—	(23)
Preferred share dividends	—	—	—	(20)	—	(20)	—	(20)
Shares purchased under NCIB	(30)	—	—	9	—	(21)	—	(21)
Changes in non-controlling interests in TransAlta Renewables (Note 8)	—	—	—	3	—	3	9	12
Effect of share-based payment plans	(4)	—	(10)	—	—	(14)	—	(14)
Distributions paid, and payable, to non-controlling interests (Note 8)	—	—	—	—	—	—	(54)	(54)
Balance, June 30, 2020	2,944	942	32	(1,499)	504	2,923	1,068	3,991

6 months ended June 30, 2019	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2018	3,059	942	11	(1,496)	481	2,997	1,137	4,134
Impact of change in accounting policy	—	—	—	3	—	3	—	3
Adjusted balance as at Jan. 1, 2019	3,059	942	11	(1,493)	481	3,000	1,137	4,137
Net earnings (loss)	—	—	—	(55)	—	(55)	51	(4)
Other comprehensive income (loss):
Net losses on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	(34)	(34)	—	(34)
Net losses on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(13)	(13)	—	(13)
Net actuarial losses on defined benefits plans, net of tax	—	—	—	—	(36)	(36)	—	(36)
Intercompany FVOCI investments	—	—	—	—	35	35	(35)	—
Total comprehensive income (loss)	—	—	—	(55)	(48)	(103)	16	(87)
Common share dividends	—	—	—	(11)	—	(11)	—	(11)
Preferred share dividends	—	—	—	(10)	—	(10)	—	(10)
Shares purchased under NCIB	(26)	—	—	5	—	(21)	—	(21)
Changes in non-controlling interests in TransAlta Renewables (Note 8)	—	—	—	2	—	2	12	14
Effect of share-based payment plans	1	—	1	—	—	2	—	2
Distributions paid, and payable, to non-controlling interests (Note 8)	—	—	—	—	—	—	(70)	(70)
Balance, June 30, 2019	3,034	942	12	(1,562)	433	2,859	1,095	3,954
See accompanying notes.

TRANSALTA CORPORATION F4

Condensed Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

	3 months ended June 30		6 months ended June 30
Unaudited	2020	2019	2020	2019
Operating activities
Net earnings (loss)	(35)	26	9	(4)
Depreciation and amortization (Note 18)	188	173	372	347
Loss on sale of assets	—	17	—	17
Accretion of provisions	6	6	15	12
Decommissioning and restoration costs settled	(4)	(8)	(8)	(15)
Deferred income tax recovery (Note 7)	(29)	(57)	(36)	(47)
Unrealized (gain) loss from risk management activities	7	(18)	(46)	(16)
Unrealized foreign exchange (gains) losses	(24)	6	2	5
Provisions	9	2	9	4
Asset impairment (reversal) (Note 1B)	32	—	(9)	—
Other non-cash items	1	1	7	7
Cash flow from operations before changes in working capital	151	148	315	310
Change in non-cash operating working capital balances	(30)	110	20	30
Cash flow from operating activities	121	258	335	340
Investing activities
Additions to property, plant and equipment (Note 12)	(75)	(110)	(147)	(144)
Additions to intangibles	(3)	(3)	(5)	(6)
Restricted cash	(1)	—	16	35
Acquisitions, net of cash acquired	(37)	—	(37)	(32)
Investment in the Pioneer Pipeline	—	(33)	—	(83)
Proceeds on sale of property, plant and equipment	1	1	1	2
Realized gains on financial instruments	3	—	6	3
Decrease in finance lease receivable	4	6	8	12
Increase in loan receivable	(3)	(4)	(3)	(4)
Other	1	11	4	10
Change in non-cash investing working capital balances	1	(45)	(47)	(23)
Cash flow used in investing activities	(109)	(177)	(204)	(230)
Financing activities
Net decrease in borrowings under credit facilities (Note 13)	(8)	(210)	(109)	(139)
Repayment of long-term debt (Note 13)	(27)	(25)	(44)	(54)
Issuance of exchangeable securities (Note 14)	—	350	—	350
Dividends paid on common shares (Note 15)	(12)	(12)	(23)	(23)
Dividends paid on preferred shares (Note 16)	(10)	(10)	(20)	(10)
Repurchase of common shares under NCIB (Note 15)	(10)	(18)	(19)	(18)
Realized (gains) losses on financial instruments	3	—	(7)	—
Distributions paid to subsidiaries' non-controlling interests (Note 8)	(23)	(24)	(42)	(56)
Repayment of lease obligations (Note 13)	(5)	(6)	(10)	(11)
Other	(2)	—	(2)	—
Financing fees	—	(28)	—	(28)
Change in non-cash investing working capital balances	—	2	(14)	(1)
Cash flow from (used in) financing activities	(94)	19	(290)	10
Cash flow from (used in) operating, investing, and financing activities	(82)	100	(159)	120
Effect of translation on foreign currency cash	1	(1)	5	(1)
Increase (decrease) in cash and cash equivalents	(81)	99	(154)	119
Cash and cash equivalents, beginning of period	338	109	411	89
Cash and cash equivalents, end of period	257	208	257	208
Cash income taxes paid	8	7	20	15
Cash interest paid	60	53	99	85
See accompanying notes.

TRANSALTA CORPORATION F5

Notes to Condensed Consolidated Financial Statements

(Unaudited)
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. Accounting Policies
A. Basis of Preparation
These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as those used in TransAlta Corporation’s (“TransAlta” or the “Corporation”) most recent annual consolidated financial statements, except as outlined in Note 2. These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Corporation’s annual consolidated financial statements. Accordingly, they should be read in conjunction with the Corporation’s most recent annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The unaudited interim condensed consolidated financial statements include the accounts of the Corporation and the subsidiaries that it controls.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are stated at fair value.

These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower, as electricity prices generally increase in the winter months in the Canadian market.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Audit, Finance and Risk Committee on behalf of the Board of Directors on July 30, 2020.

B. Use of Estimates and Significant Judgments
The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Refer to Note 2(Y) of the Corporation’s most recent annual consolidated financial statements for further details.

The outbreak of the novel strain of coronavirus ("COVID-19") has resulted in governments worldwide enacting emergency measures to constrain the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, self-isolation, physical and social distancing and the closure of non-essential business, have caused significant disruption to businesses globally which has resulted in an uncertain and challenging economic environment. The duration and impact of the COVID-19 pandemic are unknown at this time. Estimates to the extent to which the COVID-19 pandemic may, directly or indirectly impact the Corporation's operations, financial results and conditions in future periods are also subject to significant uncertainty. For a description of additional risks identified as a result of the pandemic, refer to Note 10.

Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation and regulations.

TRANSALTA CORPORATION F6

Notes to Condensed Consolidated Financial Statements

Change in Estimates
Decommissioning and other provisions
During the first half of 2020, there was significant volatility in the discount rates used for the decommissioning provision mainly due to an increase in TransAlta's credit spread due to the COVID-19 crisis, which has caused increased credit spreads for most entities. This increase in the credit spreads in the first quarter was partially offset by decreases in the benchmark rates. As a result, during the first quarter, the Corporation decreased the decommissioning provision by $125 million, of which $84 million decreased the related assets included in property, plant and equipment and $41 million was reflected as an asset impairment reversal. During the second quarter, the discount rates used for the decommissioning provision decreased due to the reduction in TransAlta's credit spreads, resulting in a partial reversal of $75 million, of which $43 million increased the related assets in property, plant and equipment and $32 million was reflected as an asset impairment. On a year-to-date basis, the decommissioning provision decreased by $50 million, of which $41 million decreased the related assets included in property, plant and equipment and $9 million was reflected as an asset impairment reversal on the statement of earnings as it relates to the Centralia mine and Sundance Units 1 & 2, which are no longer operating and reached the end of their useful lives.

2. Significant Accounting Policies
A. Current Accounting Changes
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Corporation’s annual consolidated financial statements for the year ended Dec. 31, 2019, except for the adoption of new standards effective as of Jan. 1, 2020. The Corporation has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

I. Amendments to IAS 1 and IAS 8 Definition of Material
The Corporation adopted the amendments to IAS 1 and IAS 8 as of Jan. 1, 2020. The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Corporation.

II. Amendments to IFRS 7 and 9 Interest Rate Benchmark Reform
In September 2019, the International Accounting Standards Board issued amendments to International Financial Reporting Standards ("IFRS") relating to Interest Rate Benchmark Reform - amending IFRS 9, IAS 39 and IFRS 7. These amendments provide temporary relief during the period of uncertainty from applying specific hedge accounting requirements to hedging relationships directly affected by the on-going interest rate benchmark reforms. These amendments are mandatory for annual periods beginning on or after Jan. 1, 2020. The Corporation adopted these amendments as of Jan. 1, 2020. There were no hedging relationships that were directly affected on Jan. 1, 2020.

During the first quarter of 2020, the Corporation entered into cash flow hedges of interest rate risk associated with a future forecasted debt issuance using London Interbank Offered Rate ("LIBOR") based derivative instruments. As a temporary relief, provided by the IFRS 9 amendments, the Corporation has assumed that the LIBOR interest rate on which the cash flows of the interest rate swaps are based is not altered by interbank offered rates ("IBOR") reform when assessing if the hedge is highly effective.

B. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.

3. Significant and Subsequent Events
A. Global Pandemic
The World Health Organization ("WHO") declared a Public Health Emergency of International Concern relating to COVID-19 on Jan. 30, 2020, which they subsequently declared, on March 11, 2020, as a global pandemic.

The Corporation formally implemented its business continuity plan on March 9, 2020, which focused on ensuring that: (i) employees that could work remotely did so; and (ii) employees that operate and maintain our facilities, who were not able to work remotely, were able to work safely and in a manner that ensured they remained healthy. During the second

TRANSALTA CORPORATION F7

Notes to Condensed Consolidated Financial Statements

quarter of 2020, the Corporation began a staggered approach to bring employees that were working remotely back to the office. All of TransAlta's offices and sites follow strict health screening and social distancing protocols with personal protective equipment readily available. Further, TransAlta maintains travel bans aligned to local jurisdictional guidance, enhanced cleaning procedures, revised work schedules, contingent work teams and the reorganization of processes and procedures to limit contact with other employees and contractors on-site.

All of our facilities continue to remain fully operational and capable of meeting our customers' needs. We have modified our operating procedures and implemented safety protocols that are allowing all office employees to now return to sites across the fleet by the end of July. The Corporation continues to work and serve all of our customers and counterparties under the terms of their contracts. We have not experienced interruptions to service requirements. Electricity and steam supply continue to remain a critical service requirement to all of our customers and have been deemed an essential service in our jurisdictions.

The Corporation continues to maintain a strong financial position due in part to the long-term contracts and hedged positions. The Corporation is scheduled to receive $400 million from the second tranche of financing from Brookfield in the fourth quarter of 2020 and the Corporation has access to additional capital through the potential project financing of existing assets that are currently unencumbered. We currently have access to $1.6 billion in liquidity including $257 million in cash and have sufficient liquidity to meet the upcoming debt maturity due November 2020. The next major debt repayment is scheduled for November 2022.

The Corporation has approximately 75 per cent of its baseload merchant generation in Alberta hedged in the $53 per MWh range for the remainder of 2020.

The Board and management have been monitoring the development of the outbreak and are continually assessing its impact to the safety of the Corporation's employees, operations, supply chains and customers as well as, more generally, to the business and affairs of the Corporation and our existing capital projects. Potential impacts of the pandemic on the business and affairs of the Corporation include, but are not limited to: potential interruptions of production, supply chain disruptions, unavailability of employees, potential delays in capital projects, increased credit risk with counterparties and increased volatility in commodity prices as well as valuations of financial instruments. In addition, the broader impacts to the global economy and financial markets could have potential adverse impacts on the availability of capital for investment and the demand for power and commodity pricing.

B. Normal Course Issuer Bid
On May 26, 2020, the Corporation announced that the Toronto Stock Exchange ("TSX") accepted the notice filed by the Corporation to implement a Normal Course Issuer Bid ("NCIB") for a portion of its common shares. Pursuant to the NCIB, TransAlta may repurchase up to a maximum of 14,000,000 common shares, representing approximately 7.02 per cent of its public float of common shares as at May 25, 2020. Purchases under the NCIB may be made through open market transactions on the TSX and any alternative Canadian trading platforms on which the common shares are traded, based on the prevailing market price. Any common shares purchased under the NCIB will be cancelled.

The period during which TransAlta is authorized to make purchases under the NCIB commenced on May 29, 2020 and ends on May 28, 2021 or such earlier date on which the maximum number of common shares are purchased under the NCIB or the NCIB is terminated at the Corporation’s election.

Under TSX rules, not more than 228,157 common shares (being 25 per cent of the average daily trading volume on the TSX of 912,630 common shares for the six months ended April 30, 2020) can be purchased on the TSX on any single trading day under the NCIB, with the exception that one block purchase in excess of the daily maximum is permitted per calendar week.

During the six months ended June 30, 2020, under the current and previous NCIB, the Corporation purchased and cancelled a total of 2,849,400 common shares at an average price of $7.51 per common share, for a total cost of $21 million.

F8 TRANSALTA CORPORATION

Notes to Condensed Consolidated Financial Statements

C. Acquisition of a Contracted Cogeneration Asset in Michigan
On May 19, 2020, the Corporation closed the previously announced acquisition of a contracted natural gas-fired cogeneration facility from two private companies for a purchase price of approximately US$27 million, subject to working capital adjustments. The asset is a 29 MW cogeneration facility ("Ada") in Michigan which is contracted under a long-term power purchase agreement ("PPA") and steam sale agreement for approximately six years with Consumers Energy and Amway. This acquisition aligns with TransAlta's strategy of growing the on-site generation business and diversifying the Corporation's cogeneration portfolio.

The fair values of the identifiable assets and liabilities of the acquired entities as at the date of acquisition were:

As at May 19, 2020	Provisional fair value recognized on acquisition
Assets
Net working capital	6
Property, plant and equipment(1)	1
Intangible assets(1, 2)	37
Risk management liabilities (current and long-term)(1)	(5)
Decommissioning provisions(1)	(1)
Total identifiable net assets at fair value	38

Cash consideration	32
Working capital consideration	6
Total purchase consideration transferred	38
(1) The valuation of property, plant and equipment, intangible assets, risk management liabilities and decommissioning provisions acquired has not been completed by the date the interim financial statements were approved for issue by the Board of Directors. Therefore, these balances may need to be subsequently adjusted prior to May 19, 2021 (one year after the transaction).
(2) This relates to the power sales contract acquired and will be amortized over six years.

D. Sale of the Pioneer Pipeline
During the second quarter of 2020, TransAlta entered into a definitive Purchase and Sale Agreement with respect to the previously announced sale of its 50 per cent interest in the Pioneer Pipeline, currently included in the Canadian Coal segment, to NOVA Gas Transmission Ltd. ("NGTL"), a wholly-owned subsidiary of TC Energy (the "Transaction"). The purchase price of $255 million represents both TransAlta's and Tidewater Midstream & Infrastructure Ltd.'s (“Tidewater”) interests. As part of the Transaction, NGTL intends to integrate the Pioneer Pipeline into its natural gas pipeline infrastructure in Alberta.

E. Sundance Unit 3 Retirement
On July 22, 2020, the Corporation announced that it gave notice to the Alberta Electric System Operator ("AESO") of its intention to retire the currently mothballed coal-fired Sundance Unit 3 effective July 31, 2020. The retirement decision was largely driven by TransAlta’s assessment of future market conditions, the age and condition of the unit and our ability to supply energy and capacity from our generation portfolio in Alberta. This decision advances our transition to 100 per cent clean electricity by 2025. An asset impairment of approximately $69 million ($52 million after-tax) will be recorded in the third quarter of 2020.

TRANSALTA CORPORATION F9

Notes to Condensed Consolidated Financial Statements

4. Revenue
A. Disaggregation of Revenue
The majority of the Corporation's revenues are derived from the sale of physical power, capacity and environmental attributes, leasing of power facilities, and from energy marketing and trading activities, which the Corporation disaggregates into the following groups for the purpose of determining how economic factors affect the recognition of revenue.

3 months ended June 30, 2020	Canadian Coal	US Coal	North American Gas(1)	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues from contracts with customers	78	1	45	22	63	39	—	—	248
Revenue from leases(2)	14	—	—	16	—	—	—	—	30
Revenue from derivatives	20	67	—	—	(6)	—	25	1	107
Government incentives	—	—	—	—	2	—	—	—	2
Revenue from other(3)	28	—	3	1	15	3	—	—	50
Total revenue	140	68	48	39	74	42	25	1	437

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	6	1	—	—	7	—	—	—	14
Over time	72	—	45	22	56	39	—	—	234
Total revenue from contracts with customers	78	1	45	22	63	39	—	—	248
(1) This segment was previously known as the Canadian Gas segment but renamed with the acquisition of the US cogeneration facility in the second quarter of 2020. Refer to Note 3(C) for further details.
(2) Total rental income, including contingent rent related to certain PPAs and other long-term contracts that meet the criteria of operating leases.
(3) Includes merchant revenue and other miscellaneous.

3 months ended June 30, 2019	Canadian Coal	US Coal	North American Gas(1)	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues from contracts with customers	89	2	50	22	57	42	—	—	262
Revenue from leases(2)	16	—	—	17	—	—	—	—	33
Revenue from derivatives	(19)	73	(3)	—	11	—	26	2	90
Government incentives	—	—	—	—	2	—	—	—	2
Revenue from other(3)	89	11	—	1	2	7	—	—	110
Total revenue	175	86	47	40	72	49	26	2	497

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	15	2	—	—	9	—	—	—	26
Over time	74	—	50	22	48	42	—	—	236
Total revenue from contracts with customers	89	2	50	22	57	42	—	—	262
(1) This segment was previously known as the Canadian Gas segment but renamed with the acquisition of the US cogeneration facility in the second quarter of 2020. Refer to Note 3(C) for further details.
(2) Total rental income, including contingent rent related to certain PPAs and other long-term contracts that meet the criteria of operating leases.
(3) Includes merchant revenue and other miscellaneous.

TRANSALTA CORPORATION F10

Notes to Condensed Consolidated Financial Statements

6 months ended June 30, 2020	Canadian Coal	US Coal	North American Gas(1)	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues from contracts with customers	155	5	95	43	134	75	—	—	507
Revenue from leases(2)	27	—	—	31	—	—	—	—	58
Revenue from derivatives	22	166	1	—	5	—	53	3	250
Government incentives	—	—	—	—	3	—	—	—	3
Revenue from other(3)	142	39	3	4	37	5	—	(5)	225
Total revenue	346	210	99	78	179	80	53	(2)	1,043

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	11	5	—	—	11	—	—	—	27
Over time	144	—	95	43	123	75	—	—	480
Total revenue from contracts with customers	155	5	95	43	134	75	—	—	507
(1) This segment was previously known as the Canadian Gas segment but renamed with the acquisition of the US cogeneration facility in the second quarter of 2020. Refer to Note 3(C) for further details.
(2) Total rental income, including contingent rent related to certain PPAs and other long-term contracts that meet the criteria of operating leases.
(3) Includes merchant revenue and other miscellaneous.

6 months ended June 30, 2019	Canadian Coal	US Coal	North American Gas(1)	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues from contracts with customers	196	4	109	44	132	77	—	—	562
Revenue from leases(2)	32	—	—	34	—	—	—	—	66
Revenue from derivatives	(52)	35	2	—	13	—	72	2	72
Government incentives	—	—	—	—	4	—	—	—	4
Revenue from other(3)	224	193	1	3	12	9	—	(1)	441
Total revenue	400	232	112	81	161	86	72	1	1,145

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	23	4	—	—	15	—	—	—	42
Over time	173	—	109	44	117	77	—	—	520
Total revenue from contracts with customers	196	4	109	44	132	77	—	—	562
(1) This segment was previously known as the Canadian Gas segment but renamed with the acquisition of the US cogeneration facility in the second quarter of 2020. Refer to Note 3(C) for further details.
(2) Total rental income, including contingent rent related to certain PPAs and other long-term contracts that meet the criteria of operating leases.
(3) Includes merchant revenue and other miscellaneous.

TRANSALTA CORPORATION F11

Notes to Condensed Consolidated Financial Statements

5. Expenses by Nature
Fuel and purchased power and operations, maintenance and administrative ("OM&A") expenses classified by nature are as follows:

	3 months ended June 30				6 months ended June 30
	2020		2019		2020		2019
	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A
Fuel	88	—	105	—	247	—	319	—
Purchased power	25	—	23	—	64	—	127	—
Mine depreciation	25	—	30	—	53	—	59	—
Salaries and benefits	13	54	19	60	25	121	38	109
Other operating expenses	—	58	—	70	—	119	—	125
Total	151	112	177	130	389	240	543	234

6. Net Interest Expense
The components of net interest expense are as follows:

	3 months ended June 30		6 months ended June 30
	2020	2019	2020	2019
Interest on debt	39	42	82	83
Interest on exchangeable securities	8	5	15	5
Interest income	(2)	(3)	(5)	(5)
Capitalized interest	(1)	(1)	(2)	(2)
Interest on finance lease obligations	2	1	4	2
Credit facility fees, bank charges and other interest	5	4	9	7
Other	—	2	1	4
Accretion of provisions	6	6	15	12
Net interest expense	57	56	119	106

TRANSALTA CORPORATION F12

Notes to Condensed Consolidated Financial Statements

7. Income Taxes
The components of income tax expense are as follows:

	3 months ended June 30		6 months ended June 30
	2020	2019	2020	2019
Current income tax expense	12	7	21	14
Deferred income tax recovery related to the origination and reversal of temporary differences	(14)	(10)	(24)	(19)
Deferred income tax recovery resulting from changes in tax rates or laws	—	(40)	—	(40)
Deferred income tax expense (recovery) arising from the writedown (reversal of previous writedowns) of deferred income tax assets(1)	(15)	(7)	(12)	12
Income tax recovery	(17)	(50)	(15)	(33)

	3 months ended June 30		6 months ended June 30
	2020	2019	2020	2019
Current income tax expense	12	7	21	14
Deferred income tax recovery	(29)	(57)	(36)	(47)
Income tax recovery	(17)	(50)	(15)	(33)
(1) During the three and six months ended June 30, 2020, the Corporation recorded a reversal of a previous write-down of deferred tax assets of $15 million and $12 million, respectively (June 30, 2019 - reversed a previous writedown of $7 million and recorded a $12 million writedown, respectively). The deferred income tax assets mainly relate to the tax benefits of losses associated with the Corporation’s directly owned US operations. The Corporation evaluates at each period end, whether it is probable that sufficient future taxable income would be available from the Corporation’s directly owned US operations to utilize the underlying tax losses. Recognized ordinary income and other comprehensive income has given rise to taxable temporary differences, which forms the primary basis for utilization of some of the tax losses and the reversal of the write-down.

8. Non-Controlling Interests
The Corporation’s subsidiaries with significant non-controlling interests are TransAlta Renewables and TransAlta Cogeneration L.P. The net earnings, distributions, and equity attributable to TransAlta Renewables’ non-controlling interests include the 17 per cent non-controlling interest in Kent Hills Wind LP, which owns the 167 MW Kent Hills wind farm located in New Brunswick.
The Corporation’s share of ownership and equity participation in TransAlta Renewables has changed as follows:

Period(1)	Percentage
Jan. 1, 2019 to March 31, 2019	60.8
Apr. 1, 2019 to June 30, 2019	60.6
July 1, 2019 to Sept. 30, 2019	60.5
Oct. 1, 2019 to Dec. 31, 2019	60.4
Jan. 1, 2020 to March 31, 2020	60.3
Apr. 1, 2020 to June 30, 2020	60.2
(1) Changes in these periods are a result of TransAlta Renewables' Dividend Reinvestment Plan ("DRIP"), which allows investors to reinvest their dividends into common shares. As a result of the DRIP, the ownership percentage changes every month. The Corporation does not participate in the DRIP.

TRANSALTA CORPORATION F13

Notes to Condensed Consolidated Financial Statements

	3 months ended June 30		6 months ended June 30, 2020
	2020	2019	2020	2019
Net earnings
TransAlta Cogeneration L.P.	2	5	5	9
TransAlta Renewables	13	11	17	42
	15	16	22	51

Total comprehensive income
TransAlta Cogeneration L.P.	2	5	5	9
TransAlta Renewables	(15)	(25)	7	7
	(13)	(20)	12	16

Cash distributions paid to non-controlling interests
TransAlta Cogeneration L.P.	3	6	4	21
TransAlta Renewables	20	18	38	35
	23	24	42	56

As at	June 30, 2020	Dec. 31, 2019
Equity attributable to non-controlling interests
TransAlta Cogeneration L.P.	162	160
TransAlta Renewables	906	941
	1,068	1,101
Non-controlling interests share (per cent)
TransAlta Cogeneration L.P.	49.99	49.99
TransAlta Renewables	39.8	39.6

9. Financial Instruments
A. Financial Assets and Liabilities – Measurement

Financial assets and financial liabilities are measured on an ongoing basis at fair value, or amortized cost.
B. Fair Value of Financial Instruments

I. Level I, II, and III Fair Value Measurements

The Level I, II, and III classifications in the fair value hierarchy utilized by the Corporation are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value.
a. Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.
b. Level II
Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.

c. Level III

Fair values are determined using inputs for the assets or liabilities that are not readily observable.
For assets and liabilities that are recognized at fair value on a recurring basis, the Corporation determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

There were no changes in the Corporation’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period. For additional information, refer to Note 14 of the 2019 Audited Annual Consolidated Financial Statements.

TRANSALTA CORPORATION F14

Notes to Condensed Consolidated Financial Statements

Information on risk management contracts or groups of risk management contracts that are included in Level III measurements and the related unobservable inputs and sensitivities, is as follows, and excludes the effects on fair value of certain unobservable inputs such as liquidity and credit discount (described as “base fair values”), as well as inception gains or losses. Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, commodity volatilities and correlations, delivery volumes and shapes.

As at	June 30, 2020
Description	Base fair value	Sensitivity	Valuation technique	Unobservable input	Range	Reasonable possible change
Long-term power sale – US	776	+45 -134	Long-term price forecast	Illiquid future power prices (per MWh)	US$22 to US$25	Price decrease of US$3 or price increase of US$9
Structured products - Eastern US	4	+1 -1	Option valuation techniques, historical bootstrap and historical price regression analysis	Basis relationship	57% to 103%	5.0% to 6.0%
				Non-standard shape factors	63% to 116%	2.0% to 11.0%
Full requirements – Eastern US	19	+6 -6	Historical bootstrap	Volume		(+/-) 5%
				Cost of supply		(+/-) US$1.00 per MWh
Long-term wind energy sale – Eastern US	(29)	+24 -24	Long-term price forecast	Illiquid future power prices (per MWh)	US$36 to US$54	US$6
				Illiquid future REC prices (per unit)	US$10	US$1
Others	(1)	+5 -5

As at	Dec. 31, 2019
Description	Base fair value	Sensitivity	Valuation technique	Unobservable input	Range	Reasonable possible change
Long-term power sale – US	737	+46 -139	Long-term price forecast	Illiquid future power prices (per MWh)	US$20 to US$28	Price decrease of US$3 or a price increase of US$9
Structured products - Eastern US	7	+2 -2	Option valuation techniques, historical bootstrap and historical price regression analysis	Basis relationship	91% to 112%	4.0% to 6.0%
				Non-standard shape factors	63% to 116%	4.0% to 10.0%
Full requirements – Eastern US	10	+3 -3	Historical bootstrap	Volume		(+/-) 5%
				Cost of supply		(+/-) US$1 per MWh
Long-term wind energy sale – Eastern US	(28)	+20 -20	Long-term price forecast	Illiquid future power prices (per MWh)	US$38 to US$60	US$6
				Illiquid future REC prices (per unit)	US$9	US$1
Others(1)	(6)	+8 -8
(1) The Corporation has entered into fewer unit contingent power purchases and it is no longer material to separately disclose and these are now included in the 'Others' category. Accordingly, the Dec. 31, 2019 amounts have been reclassified for consistency.
i. Long-Term Power Sale – US
The Corporation has a long-term fixed price power sale contract in the US for delivery of power at the following capacity levels: 380 MW through Dec. 31, 2024, and 300 MW through Dec. 31, 2025. The contract is designated as an all-in-one cash flow hedge.
The contract is denominated in US dollars. With the strengthening of the US dollar relative to the Canadian dollar from Dec. 31, 2019 to June 30, 2020, the base fair value and the sensitivity values have increased by approximately $35 million and $6 million, respectively.

TRANSALTA CORPORATION F15

Notes to Condensed Consolidated Financial Statements

ii. Structured Products – Eastern US

The Corporation has fixed priced power in the eastern United States, where the Corporation has agreed to buy or sell power at non-liquid locations or during non-standard hours.
iii. Full Requirements – Eastern US
The Corporation has a portfolio of full requirement service contracts, whereby the Corporation agrees to supply specific utility customer needs for a range of products that may include electrical energy, capacity, transmission, ancillary services, renewable energy credits and Independent System Operator costs.

iv. Long-Term Wind Energy Sale – Eastern US
In relation to the Big Level wind project, the Corporation has a long-term contract for differences whereby the Corporation receives a fixed price per MWh and pays the prevailing real-time energy market price per MWh as well as the physical delivery of renewable energy credits ("RECs") based on proxy generation. Commercial operation of the facility was achieved in December 2019, with the contract commencing on July 1, 2019, and extending for 15 years after the commercial operation date. The contract is accounted for at FVTPL.
II. Commodity Risk Management Assets and Liabilities

Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation businesses in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.
Commodity risk management assets and liabilities classified by fair value levels as at June 30, 2020, are as follows: Level I - $1 million net liability (Dec. 31, 2019 – $3 million net liability), Level II – $27 million net asset (Dec. 31, 2019 – $9 million net asset) and Level III – $759 million net asset (Dec. 31, 2019 – $686 million net asset).

Significant changes in commodity net risk management assets and liabilities during the six months ended June 30, 2020, are primarily attributable to changes in market prices and foreign exchange rates, partially offset by contract settlements.

The following tables summarize the key factors impacting the fair value of the Level III commodity risk management assets and liabilities by classification level during the six months ended June 30, 2020 and 2019, respectively:

	6 months ended June 30, 2020			6 months ended June 30, 2019
	Hedge	Non-hedge	Total	Hedge	Non-hedge	Total
Opening balance	678	8	686	689	6	695
Changes attributable to:
Market price changes on existing contracts	65	18	83	17	—	17
Market price changes on new contracts	—	4	4	—	10	10
Contracts settled	(42)	(5)	(47)	(27)	(7)	(34)
Change in foreign exchange rates	34	(1)	33	(31)	(1)	(32)
Net risk management assets, end of period	735	24	759	648	8	656
Additional Level III information:
Gains (losses) recognized in other comprehensive income	99	—	99	(14)	—	(14)
Total gains included in earnings before income taxes	42	21	63	27	9	36
Unrealized gains included in earnings before income taxes relating to net assets held at period end	—	16	16	—	2	2

III. Other Risk Management Assets and Liabilities

Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in managing exposures on non-energy marketing transactions such as interest rates, the net investment in foreign operations and other foreign currency risks. Hedge accounting is not always applied.
Other risk management assets and liabilities with a total net liability fair value of $11 million as at June 30, 2020 (Dec. 31, 2019 – $4 million net asset) are classified as Level II fair value measurements. The significant changes in other net

TRANSALTA CORPORATION F16

Notes to Condensed Consolidated Financial Statements

risk management assets during the six months ended June 30, 2020, are primarily attributable to unfavorable foreign exchange rates and new contracts.
IV. Other Financial Assets and Liabilities

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value(1)				Total carrying
	Level I	Level II	Level III	Total	value(1)
Exchangeable securities - June 30, 2020	—	320	—	320	328
Long-term debt - June 30, 2020	—	3,137	—	3,137	2,966

Exchangeable securities - Dec. 31, 2019	—	342	—	342	326
Long-term debt - Dec. 31, 2019	—	3,157	—	3,157	3,070
(1) Includes current portion.

The fair values of the Corporation’s debentures, senior notes and exchangeable securities are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.

The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, trade accounts receivable, collateral paid, accounts payable and accrued liabilities, collateral received and dividends payable) approximates fair value due to the liquid nature of the asset or liability. The fair values of the loan receivable and the finance lease receivables approximate the carrying amounts.

C. Inception Gains and Losses
The majority of derivatives traded by the Corporation are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using inputs that are not readily observable. Refer to section B of this Note 9 above for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “transaction price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the Consolidated Statements of Financial Position in risk management assets or liabilities, and is recognized in net earnings (loss) over the term of the related contract. The difference between the transaction price and the fair value determined using a valuation model, yet to be recognized in net earnings, and a reconciliation of changes is as follows:

	6 months ended June 30
	2020	2019
Unamortized net gain at beginning of period	9	49
New inception gains (losses)	4	—
Change in foreign exchange rates	(1)	—
Amortization recorded in net earnings during the period	(25)	(32)
Unamortized net gain (loss) at end of period	(13)	17

10. Risk Management Activities
The Corporation is exposed to market risk from changes in commodity prices, foreign exchange rates, interest rates, credit risk and liquidity risk. These risks affect the Corporation's earnings and the value of associated financial instruments that the Corporation holds. The Corporation's risk management strategy, policies and controls are designed to ensure that the risk it assumes comply with the Corporation's internal objectives and its risk tolerance. For additional information on the Corporation's Risk Management Activities refer to Note 15 of the 2019 Audited Annual Consolidated Financial Statements.

TRANSALTA CORPORATION F17

Notes to Condensed Consolidated Financial Statements

A. Net Risk Management Assets and Liabilities

Aggregate net risk management assets and (liabilities) are as follows:

As at June 30, 2020
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	127	42	169
Long-term	607	9	616
Net commodity risk management assets	734	51	785
Other
Current	2	(5)	(3)
Long-term	(10)	2	(8)
Net other risk management assets	(8)	(3)	(11)

Total net risk management assets	726	48	774

As at Dec. 31, 2019
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	70	15	85
Long-term	606	1	607
Net commodity risk management assets	676	16	692
Other
Current	—	—	—
Long-term	—	4	4
Net other risk management assets	—	4	4

Total net risk management assets	676	20	696

B. Nature and Extent of Risks Arising from Financial Instruments

I. Market Risk

a. Commodity Price Risk Management – Proprietary Trading

The Corporation’s Energy Marketing segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue and gain market information. Value at risk ("VaR") is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations. Changes in market prices associated with proprietary trading activities affect net earnings in the period that the price changes occur. VaR at June 30, 2020, associated with the Corporation’s proprietary trading activities was $2 million (Dec. 31, 2019 - $1 million).
ii. Commodity Price Risk – Generation
The generation segments utilize various commodity contracts to manage the commodity price risk associated with electricity generation, fuel purchases, emissions and byproducts, as considered appropriate. VaR at June 30, 2020, associated with the Corporation’s commodity derivative instruments used in generation hedging activities was $8 million (Dec. 31, 2019 - $25 million). For positions and economic hedges that do not meet hedge accounting requirements or for short-term optimization transactions such as buybacks entered into to offset existing hedge positions, these transactions are marked to the market value with changes in market prices associated with these transactions affecting net earnings in the period in which the price change occurs. VaR at June 30, 2020, associated with these transactions was $5 million (Dec. 31, 2019 - $8 million).

TRANSALTA CORPORATION F18

Notes to Condensed Consolidated Financial Statements

II. Credit Risk
The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. The following table outlines the Corporation’s maximum exposure to credit risk without taking into account collateral held, including the distribution of credit ratings, as at June 30, 2020:

	Investment grade (Per cent)	Non-investment grade (Per cent)	Total (Per cent)	Total amount
Trade and other receivables(1)	83	17	100	428
Long-term finance lease receivable	100	—	100	168
Risk management assets(1)	97	3	100	939
Loan receivable(2)	—	100	100	50
Total				1,585

(1) Letters of credit and cash and cash equivalents are the primary types of collateral held as security related to these amounts.
(2) The counterparty has no external credit rating.

The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trades, net of any collateral held, at June 30, 2020, was $20 million (Dec. 31, 2019 - $5 million).

Amidst the current economic conditions resulting from the COVID-19 pandemic, TransAlta has implemented the following additional measures to monitor its counterparties for changes in their ability to meet obligations:
▪daily monitoring of events impacting counterparty creditworthiness and counterparty credit downgrades;
▪weekly oversight and follow-up, if applicable, of accounts receivables; and
▪review and monitoring of key suppliers, counterparties and customers (i.e. off-takers).

As needed, additional risk mitigation tactics will be taken to reduce the risk to TransAlta. These risk mitigation tactics may include, but are not limited to, immediate follow-up on overdue amounts, adjusting payment terms to ensure a portion of funds are received sooner, requiring additional collateral, reducing transaction terms and working closely with impacted counterparties on negotiated solutions.

III. Liquidity Risk

TransAlta continues to be in a strong financial position with no liquidity issues. The Corporation has sufficient existing liquidity available to meet the upcoming debt maturity which is due November 2020. The next major debt repayment is scheduled for November 2022. Our highly diversified asset portfolio, by both fuel type and operating region, provide stability in our cash flows and highlight the strength of our long-term contracted asset base.
Liquidity risk relates to the Corporation’s ability to access capital to be used for capital projects, debt refinancing, proprietary trading activities, commodity hedging and general corporate purposes. A maturity analysis of the Corporation’s financial liabilities as well as financial assets that are expected to generate cash inflows to meet cash outflows on financial liabilities, is as follows:

	2020	2021	2022	2023	2024	2025 and thereafter	Total
Accounts payable and accrued liabilities	401	—	—	—	—	—	401
Long-term debt(1)	447	99	651	263	106	1,432	2,998
Exchangeable securities(2)	—	—	—	—	—	350	350
Commodity risk management assets	(101)	(120)	(130)	(152)	(157)	(125)	(785)
Other risk management (assets) liabilities	1	16	(10)	5	—	(1)	11
Lease obligations	4	4	7	5	5	122	147
Interest on long-term debt and lease obligations(3)	138	134	126	98	92	710	1,298
Interest on exchangeable securities(2,3)	12	25	25	24	24	—	110
Dividends payable	38	—	—	—	—	—	38
Total	940	158	669	243	70	2,488	4,568
(1) Excludes impact of hedge accounting.
(2) Assumes the debentures will be exchanged on Jan. 1, 2025. Refer to Note 14 for further details.
(3) Not recognized as a financial liability on the Consolidated Statements of Financial Position.

TRANSALTA CORPORATION F19

Notes to Condensed Consolidated Financial Statements

IV. Interest Rate Risk
During the first quarter of 2020, the Corporation entered into interest rate derivatives with notional amounts of US$150 million, AUD$150 million and CAD$75 million to hedge interest rate risks associated with forecasted debt issuances expected to occur between late 2020 and late 2022. The hedges have been designated as cash flow hedges. As a result of IBOR reform, the LIBOR is scheduled to be replaced with an alternative benchmark interest rate on Jan. 1, 2022. As a result, the Corporation is exposed to uncertainties about the amount of IBOR-based cash flows of the hedging items as some of the derivatives are based on LIBOR.

C. Collateral and Contingent Features in Derivative Instruments
Collateral is posted in the normal course of business based on the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs.

As at June 30, 2020, the Corporation had posted collateral of $128 million (Dec. 31, 2019 – $112 million) in the form of letters of credit on derivative instruments in a net liability position. Certain derivative agreements contain credit-risk contingent features, which if triggered could result in the Corporation having to post an additional $85 million (Dec. 31, 2019 – $51 million) of collateral to its counterparties.

11. Inventory
Inventory held in the normal course of business, which includes coal, emission credits, parts and materials, and natural gas, is valued at the lower of cost and net realizable value. Inventory held for trading, which includes natural gas and emission credits and allowances, is valued at fair value less costs to sell.

The components of inventory are as follows:

	June 30, 2020	Dec. 31, 2019
Parts and materials	114	108
Coal(1)	152	130
Deferred stripping costs	10	6
Natural gas	2	3
Purchased emission credits	19	4
Total	297	251
(1) Coal inventory increased mainly at Centralia as the units were on reserve shutdown due to dispatch optimization where low priced power purchases are used to fulfill contractual obligations.

12. Property, Plant and Equipment
During the three and six months ended June 30, 2020, the Corporation had additions of $75 million and $147 million, respectively. The year-to-date additions mainly relate to assets under construction for the coal-to-gas conversions, the Windrise wind facility, the Kaybob cogeneration facility, land and planned major maintenance expenditures.

During the three and six months ended June 30, 2019, the Corporation had additions of $110 million and $144 million, respectively, primarily related to the construction of the Big Level and Antrim wind facilities and other sustaining capital expenditures. In addition, during the six months ended June 30, 2019, the Corporation acquired property, plant and equipment related to the Antrim wind development project for $50 million and the Pioneer Pipeline for $83 million.

Depreciation expense increased mainly due to the Keephills 3 and Genesee 3 swap, the reversal of the impairment at Centralia and the changes in useful lives, all of which were effective in the second half of 2019. For further details on these changes, refer to Note 3(A)(IV) and Note 4(D) of the annual consolidated financial statements.

As at June 30, 2020, there was a substantial decrease in the decommissioning provision, which decreased the related assets included in property, plant and equipment by $41 million. Refer to Note 1(B) for further details.

TRANSALTA CORPORATION F20

Notes to Condensed Consolidated Financial Statements

13. Credit Facilities, Long-Term Debt and Lease Obligations

The amounts outstanding are as follows:

As at	June 30, 2020			Dec. 31, 2019
	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest(1)
Credit facilities(2)	111	111	1.7%	220	220	3.5%
Debentures	648	651	5.8%	647	651	5.8%
Senior notes(3)	949	958	5.4%	905	914	5.4%
Non-recourse	1,105	1,117	4.4%	1,144	1,157	4.3%
Other(4)	153	161	7.1%	154	162	7.1%
	2,966	2,998		3,070	3,104
Finance lease obligations	147			142
	3,113			3,212
Less: current portion of long-term debt	(496)			(494)
Less: current portion of finance lease obligations	(17)			(19)
Total current long-term debt and finance lease obligations	(513)			(513)
Total credit facilities, long-term debt and finance lease obligations	2,600			2,699

(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
(2) Composed of bankers’ acceptances and other commercial borrowings under long-term committed credit facilities.
(3) US face value at June 30, 2020 - US$0.7 billion (Dec. 31, 2019 - US$0.7 billion).
(4) Includes US$112 million at June 30, 2020 (Dec. 31, 2019 - US$117 million) of tax equity financing.

As at June 30, 2020, the Corporation was in compliance with all debt covenants.
The strengthening of the US dollar has increased our US-denominated long-term debt balances, mainly the senior notes and tax equity financing, by $50 million as at June 30, 2020. Almost all our US-denominated debt is hedged either through financial contracts or net investments in our US operations. During the period, these changes in our US-denominated debt were offset as follows:

June 30, 2020
Effects of foreign exchange on carrying amounts of US operations (net investment hedge)	23
Foreign currency economic cash flow hedges on debt	9
Economic hedges and other	11
Unhedged	7
Total	50

14. Exchangeable Securities

A. $350 Million Unsecured Subordinated Debentures

As at	June 30, 2020			Dec. 31, 2019
	Carrying value	Face value	Interest	Carrying value	Face value	Interest
Exchangeable debentures – due May 1, 2039	328	350	7%	326	350	7%

B. Option to Exchange

As at	June 30, 2020		Dec. 31, 2019
Description	Base fair value	Sensitivity	Base fair value	Sensitivity
Option to exchange – embedded derivative	—	+32 -25	—	+35 -27

TRANSALTA CORPORATION F21

Notes to Condensed Consolidated Financial Statements

The Investment Agreement allows Brookfield the Option to Exchange all of the outstanding exchangeable securities into an equity ownership interest of up to a maximum 49 per cent in an entity formed to hold TransAlta’s Alberta Hydro Assets after Dec. 31, 2024. The fair value of the Option to Exchange is considered a Level III fair value measurement as there is no available market-observable data. It is therefore valued using a mark-to-forecast model with inputs that are based on historical data and changes in underlying discount rates only when it represents a long-term change in the value of the Option to Exchange.

Sensitivity ranges for the base fair value are determined using reasonably possible alternative assumptions for key unobservable inputs, which is mainly the change in the implied discount rate of the future cash flow. The sensitivity analysis has been prepared using the Corporation’s assessment that a change in the implied discount rate of the future cash flow of 1 per cent is a reasonably possible change.

15. Common Shares
A. Issued and Outstanding
 TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

	6 months ended June 30
	2020		2019
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	277.0	2,978	284.6	3,059
Effect of share-based payment plans	—	(4)	—	—
Shares purchased and retired under NCIB	(2.8)	(30)	(2.4)	(26)
Stock options exercised	—	—	0.1	1
Issued and outstanding, end of period	274.2	2,944	282.3	3,034

B. NCIB Program
Shares purchased by the Corporation under the NCIB are recognized as a reduction to share capital equal to the average carrying value of the common shares. Any difference between the aggregate purchase price and the average carrying value of the common shares is recorded in deficit.

The following are the effects of the Corporation's purchase and cancellation of the common shares during the six months ended:

	June 30, 2020	June 30, 2019
Total shares purchased	2,849,400	2,398,200
Average purchase price per share	$7.51	$8.57
Total cost	21	21
Weighted average book value of shares cancelled	30	26
Amount recorded in deficit	9	5

C. Dividends
On April 20, 2020, the Corporation declared a quarterly dividend of $0.0425 per common share, payable on July 1, 2020. On July 22, 2020, the Corporation declared a quarterly dividend of $0.0425 per common share, payable on Oct. 1, 2020.
There have been no other transactions involving common shares between the reporting date and the date of completion of these consolidated financial statements.

TRANSALTA CORPORATION F22

Notes to Condensed Consolidated Financial Statements

D. Stock Options
On March 3, 2020, the Board approved an increase in the number of common shares reserved for issuance under the Corporation’s Stock Option Plan (the “Option Plan”) to 16,500,000. Shareholder approval was received on April 21, 2020 and TSX approval was received on May 21, 2020. TransAlta last increased the share reserve in 2011 to 13,000,000 shares and has increased the number of common shares available under the Option Plan by 3,500,000 shares to continue to have sufficient shares available to grant options to eligible participants as part of the Corporation’s overall compensation framework.

The stock options granted to executive officers of the Corporation during the six months ended June 30, 2020 and 2019 are as follows:

Grant month	Number of stock options granted (millions)	Exercise price	Vesting period (years)	Expiration length (years)
January 2020	0.7	$9.28	3	7
January 2019(1)	1.2	$5.59	3	7
(1) Certain stock options were forfeited when an executive officer left the Corporation.

16. Preferred Shares
A. Dividends
The following table summarizes the value of preferred share dividends declared during the three and six months ended June 30, 2020 and 2019:

		3 months ended June 30		6 months ended June 30
Series	Quarterly amounts per share	2020	2019	2020	2019(1)
A	0.16931	1	2	3	2
B(2)	0.228	1	—	1	—
C	0.25169	3	3	6	3
E	0.32463	3	3	6	3
G	0.31175	2	2	4	2
Total for the period		10	10	20	10
(1) No dividends were declared in the first quarter of 2019 as the quarterly dividend related to the period covering the first quarter of 2019 was declared in December 2018.
(2) Series B Preferred Shares pay quarterly dividends at a floating rate based on the 90-day Government of Canada Treasury Bill rate, plus 2.03 per cent.

On July 22, 2020 the Corporation declared a quarterly dividend of $0.16931 per share on the Series A preferred shares, $0.14359 per share on the Series B preferred shares, $0.25169 per share on the Series C preferred shares, $0.32463 per share on the Series E preferred shares, and $0.31175 per share on the Series G preferred shares, all payable on Sept. 30, 2020.

17. Commitments and Contingencies
A. Commitments
In addition to the commitments disclosed elsewhere in the financial statements and those disclosed in the 2019 annual audited financial statements, during 2020, the Corporation has incurred the following additional contractual commitments, either directly or through its interests in joint operations. Approximate future payments under these agreements are as follows:

	2020	2021	2022	2023	2024	2025 and thereafter	Total
Natural gas and transportation contracts	—	3	12	5	3	1	24
Transmission	—	3	5	5	5	7	25
Total	—	6	17	10	8	8	49

TRANSALTA CORPORATION F23

Notes to Condensed Consolidated Financial Statements

Natural Gas and Transportation Contracts
Includes the incremental change in fixed price or volume natural gas purchase and transportation contracts, as compared to the amounts disclosed in the 2019 annual audited consolidated financial statements. In addition to the commitments shown above, upon closing the sale of the Pioneer Pipeline, a 15-year transportation agreement will provide 275 TJ per day of natural gas on a firm basis by 2023, bringing the total firm natural gas transportation contracts to 400 TJ per day. This agreement would replace the Corporation's existing 15-year commitment to purchase 139 TJ per day of natural gas on the Pioneer Pipeline.
Transmission
Includes the incremental change in transmission agreements, as compared to the amounts disclosed in the 2019 annual audited consolidated financial statements.The Corporation has several agreements to purchase transmission network capacity in the Pacific Northwest. Provided certain conditions for delivering the service are met, the Corporation is committed to the transmission at the supplier’s tariff rate whether it is awarded immediately or delivered in the future after additional facilities are constructed.
B. Contingencies
TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Corporation’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Corporation responds as required.
For the current significant outstanding contingencies, refer to Note 35 of the Annual Audited Consolidated Financial Statements. The changes to these contingencies during the six months ended June 30, 2020 are included below:
I. Transmission Line Loss Rule Proceeding
The Corporation has been participating in a transmission line loss rule proceeding before the Alberta Utilities Commission ("AUC"). The AUC determined that it has the ability to retroactively adjust line loss charges going back to 2006 and directed the AESO to recalculate loss factors for 2006 to 2016 and issue a single invoice charging or crediting market participants for the difference in losses charges. A decision by the AUC determined the methodology to be used retroactively, which made it possible for the Corporation to estimate the total retroactive potential exposure faced by the Corporation for its non-PPA power generation. The single invoice for the historical adjustments was expected to be issued in April 2021, with cash settlement expected in June 2021. The previous provision, which was based on known data, was approximately $12 million.

The AESO requested the AUC approve a pay-as-you-go settlement, instead of issuing a single invoice, which request the Corporation challenged. This form of settlement would permit the AESO to issue an invoice for each historical year as the line loss factors are recalculated, advancing some charges into 2020. Based on the recently published AESO loss factors for the period of 2014 to 2016, using the AUC approved methodology, the provision has increased to $20 million mainly due to higher loss factors for Keephills 3 and Poplar Creek.

The AUC recently ruled on the AESO’s request and approved an invoice settlement process that will be broken down into three periods (2014 to 2016, 2010 to 2013 and 2006 to 2009) with the first invoice for line losses issued in 2020. The first invoice, which will be payable in 2020, is estimated to be approximately $6 million, with the other two invoices payable in 2021. It is important to note that the estimated amounts continue to be uncertain and the AESO’s recalculated loss factors remain subject to further review and change. TransAlta will continue to participate in the proceeding and carefully review all calculations to help ensure that the invoices are accurate and reflect the decisions of the AUC.

II. FMG Disputes
The Corporation is currently engaged in two disputes with Fortescue Metals Group Ltd. ("FMG"). The first arose as a result of FMG’s purported termination of the South Hedland PPA. TransAlta sued FMG, seeking payment of amounts invoiced and not paid under the South Hedland PPA, as well as a declaration that the PPA is valid and in force. FMG, on the other hand, seeks a declaration that the PPA was lawfully terminated. This matter has been re-scheduled to proceed to trial beginning May 3, 2021, instead of June 15, 2020, but it may be delayed further, depending on the extent of continued restrictions arising from the COVID-19 pandemic.

The second dispute involves FMG’s claims against TransAlta related to the transfer of the Solomon facility to FMG. FMG claims certain amounts related to the condition of the facility while TransAlta claims certain outstanding costs that should be reimbursed. A trial date for this matter has not yet been scheduled but it will not occur until 2021 at the earliest.

TRANSALTA CORPORATION F24

Notes to Condensed Consolidated Financial Statements

III. Mangrove Claim
On April 23, 2019, The Mangrove Partners Master Fund Ltd. ("Mangrove") commenced an action in the Ontario Superior Court of Justice, naming TransAlta Corporation, the incumbent members of the Board of Directors of TransAlta Corporation on such date, and Brookfield BRP Holdings (Canada), as defendants. Mangrove is seeking to set aside the 2019 Brookfield transaction. TransAlta believes the claim is wholly lacking in merit and is taking all steps to defend against the allegations. This matter has been rescheduled and the two week trial will begin on April 19, 2021, instead of September 2020, but it may be delayed further, depending on the extent of restrictions arising from the COVID-19 pandemic.

IV. Keephills 1 Stator Force Majeure
The Balancing Pool and ENMAX Energy Corporation ("ENMAX") are seeking to set aside an arbitration award on the basis that they did not receive a fair hearing. The Alberta Court of Queen’s Bench ("ABQB") dismissed the Balancing Pool and ENMAX’s allegations of unfairness on June 26, 2019. The Balancing Pool and ENMAX, however, sought leave to appeal the ABQB’s decision at the Court of Appeal, which was granted on Feb. 13, 2020. The appeal is scheduled to be heard on April 8, 2021. TransAlta believes that the Court of Appeal will affirm the ABQB decision that the arbitration proceeding was not unfair.

18. Segment Disclosures
A. Reported Segment Earnings (Loss)

3 months ended June 30, 2020	Canadian Coal	US Coal	North American Gas(1)	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	140	68	48	39	74	42	25	1	437
Fuel, carbon compliance and purchased power	111	17	14	2	4	2	—	1	151
Gross margin	29	51	34	37	70	40	25	—	286
Operations, maintenance, and administration	33	15	12	9	13	10	6	14	112
Depreciation and amortization	68	25	10	12	34	7	1	6	163
Asset impairment	2	30	—	—	—	—	—	—	32
Taxes, other than income taxes	3	2	—	—	2	1	—	—	8
Net other operating income	(10)	—	—	—	—	—	—	—	(10)
Operating income (loss)	(67)	(21)	12	16	21	22	18	(20)	(19)
Finance lease income	—	—	1	—	—	—	—	—	1
Net interest expense									(57)
Foreign exchange gain									23
Gain on sale of assets									—
Loss before income taxes									(52)
(1) This segment was previously known as the Canadian Gas segment but renamed with the acquisition of the US cogeneration facility in the second quarter of 2020. Refer to Note 3(C) for further details.

TRANSALTA CORPORATION F25

Notes to Condensed Consolidated Financial Statements

3 months ended June 30, 2019	Canadian Coal	US Coal	North American Gas(1)	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	175	86	47	40	72	49	26	2	497
Fuel, carbon compliance and purchased power	122	34	12	2	3	2	—	2	177
Gross margin	53	52	35	38	69	47	26	—	320
Operations, maintenance, and administration	35	18	11	8	13	10	8	27	130
Depreciation and amortization	58	18	10	14	29	7	—	7	143
Taxes, other than income taxes	4	1	1	—	2	—	—	—	8
Net other operating (income) loss	(10)	—	—	—	(4)	—	—	2	(12)
Operating income (loss)	(34)	15	13	16	29	30	18	(36)	51
Finance lease income	—	—	1	—	—	—	—	—	1
Net interest expense									(56)
Foreign exchange loss									(8)
Other losses									(12)
Loss before income taxes									(24)
(1) This segment was previously known as the Canadian Gas segment but renamed with the acquisition of the US cogeneration facility in the second quarter of 2020. Refer to Note 3(C) for further details.

6 months ended June 30, 2020	Canadian Coal	US Coal	North American Gas(1)	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	346	210	99	78	179	80	53	(2)	1,043
Fuel, carbon compliance and purchased power	260	85	28	5	9	4	—	(2)	389
Gross margin	86	125	71	73	170	76	53	—	654
Operations, maintenance, and administration	66	31	24	16	26	19	15	43	240
Depreciation and amortization	135	47	21	23	67	13	1	12	319
Asset impairment reversal	(2)	(7)	—	—	—	—	—	—	(9)
Taxes, other than income taxes	7	3	1	—	4	2	—	—	17
Net other operating income	(20)	—	—	—	—	—	—	—	(20)
Operating income (loss)	(100)	51	25	34	73	42	37	(55)	107
Finance lease income	—	—	2	—	—	—	—	—	2
Net interest expense									(119)
Foreign exchange gain									4
Loss before income taxes									(6)
(1) This segment was previously known as the Canadian Gas segment but renamed with the acquisition of the US cogeneration facility in the second quarter of 2020. Refer to Note 3(C) for further details.

TRANSALTA CORPORATION F26

Notes to Condensed Consolidated Financial Statements

6 months ended June 30, 2019	Canadian Coal	US Coal	North American Gas(1)	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	400	232	112	81	161	86	72	1	1,145
Fuel, carbon compliance and purchased power	297	188	43	4	7	3	—	1	543
Gross margin	103	44	69	77	154	83	72	—	602
Operations, maintenance, and administration	68	32	22	18	25	18	17	34	234
Depreciation and amortization	119	36	20	25	58	15	1	14	288
Taxes, other than income taxes	7	2	1	—	4	1	—	—	15
Net other operating (income) loss	(20)	—	—	—	(4)	—	—	2	(22)
Operating income (loss)	(71)	(26)	26	34	71	49	54	(50)	87
Finance lease income	—	—	3	—	—	—	—	—	3
Net interest expense									(106)
Foreign exchange loss									(9)
Other losses									(12)
Loss before income taxes									(37)
(1) This segment was previously known as the Canadian Gas segment but renamed with the acquisition of the US cogeneration facility in the second quarter of 2020. Refer to Note 3(C) for further details.

IV. Depreciation and Amortization on the Consolidated Statements of Cash Flows
The reconciliation between depreciation and amortization reported on the Consolidated Statements of Earnings (Loss) and the Consolidated Statements of Cash Flows is presented below:

	3 months ended June 30		6 months ended June 30
	2020	2019	2020	2019
Depreciation and amortization expense on the Consolidated Statements of Earnings (Loss)	163	143	319	288
Depreciation included in fuel, carbon compliance and purchased power (Note 5)	25	30	53	59
Depreciation and amortization on the Consolidated Statements of Cash Flows	188	173	372	347

TRANSALTA CORPORATION F27

Notes to Condensed Consolidated Financial Statements

Exhibit 1
(Unaudited)
The information set out below is referred to as “unaudited” as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the Annual Audited Consolidated Financial Statements.
To the Financial Statements of TransAlta Corporation

EARNINGS COVERAGE RATIO
The following selected financial ratio is calculated for the twelve months ended June 30, 2020:
Earnings coverage on long-term debt supporting the Corporation’s Shelf Prospectus
1.7 times
Earnings coverage on long-term debt on a net earnings basis is equal to net earnings before interest expense and income taxes, divided by interest expense including capitalized interest.

TRANSALTA CORPORATION F28